

April 12, 2011

Mr. Anthony W. Adler
Principal Financial Officer
Sparta Commercial Services, Inc.
462 Seventh Ave, 20th Floor
New York, NY 10018

> **Re: Sparta Commercial Services, Inc.**
> **Form 10-K for the Fiscal Year Ended April 30, 2010**
> **Filed August 13, 2010**
> **Form 10-Q for the Quarterly Period Ended October 31, 2010**
> **Filed December 20, 2010**
> **Form 10-Q for the Quarterly Period Ended January 31, 2011**
> **Filed March 22, 2011**
> **File No. 000-09483**

Dear Mr. Adler:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended January 31, 2011

Item 1. Financial Statements

Notes to Condensed Consolidated Financial Statements

Note D – Retail (RISC) Loan Receivables, page 13

Mr. Anthon W. Adler
Sparta Commercial Services, Inc.
April 12, 2011
Page 2

1. We note ASU 2010-20, *Receivables (Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses*, became effective the first interim or annual reporting period ending on or after December 15, 2010. Explain why you have not provided the disclosures required. Please advise or revise your interim report for the quarterly period ended January 31, 2011.

2. Please provide to us supplementally, an aging of your RISC receivables as of the periods ended January 31, 2011, and year ended April 30, 2010. Disaggregate your analysis by significant loan classifications and aging buckets (e.g. current, 0-30, 31-60, 61-90, 91-120, and > 120 days outstanding, etc.).

    You may contact Chris Harley at (202) 551-3695 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding the comments on the financial statements and related matters.

                                        Sincerely,

                                        Hugh West
                                        Accounting Branch Chief